LETTERHEAD OF BRADLEY ARANT

ROSE & WHITE LLP

J. Paul Compton, Jr.

Direct Dial: 205-521-8381

Direct Fax: 205-488-6381

pcompton@bradleyarant.com

November 15, 2005

Ms. Kathryn McHale

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	CapitalSouth Bancorp

Registration Statement on Form S-1

Filed October 5, 2005

File No. 333-128829

Ladies and Gentlemen:

We have received the letter of comments of the staff of the Securities and Exchange Commission (the “Commission”) dated November 4, 2005, relating to the Registration Statement on Form S-1 for CapitalSouth Bancorp (“CapitalSouth” or the “Company”) filed with the Commission on October 5, 2005. On behalf of CapitalSouth, we have prepared this letter of response to the comments of the staff and have prepared a Pre-Effective Amendment No. 1 to Form S-1 to reflect our responses.

We are transmitting to you with this letter two clean and marked versions of the Pre-Effective Amendment No. 1 to Form S-1. The marked version has been marked appropriately to indicate the changes from the Form S-1 filed with the Commission on October 5, 2005 in response to the comments of the staff or otherwise.

References to page numbers in this letter of response are to page numbers contained in the marked version of the Pre-Effective Amendment No. 1 to Form S-1.

The following paragraphs set forth the responses to the letter of comment dated November 4, 2005:

General

1.	Please make every attempt to include all exhibits, including the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.

We have included all exhibits, including the legality opinion, in the Pre-Effective Amendment No. 1 to Form S-1. We have also enclosed copies of the new exhibits for your review.

2.	Please revise your interim financial information to address the above comments, where applicable.

We have revised our interim financial information to address all comments contained in the letter of comment dated November 4, 2005, where applicable.

3.	Please revise to comply with the updating requirements of Rule 3-12(g) of Regulation S-X in your next amendment.

We have updated our interim financial information to the nine months ended September 30, 2005, in accordance with the requirements of Rule 3-12(g) of Regulation S-X.

4.	Many of your risk factor headings state facts rather than actual risks to investors. For example, on page 10, you state: “We are dependent on the services of our management team.” Please revisit the headings in this section to ensure each articulates the actual risk to investors.

We have revised many of our risk factor headings to clarify the risks to our investors. See “Risk Factors.”

5.	If appropriate, please add a risk factor describing the risks to investors with regard to your intentions to enter the property casualty insurance field. Please highlight the experience of the company in this arena and the risk-exposure, particularly in Jacksonville, due to hurricanes.

We do not intend to enter the property casualty insurance field as an insurer; rather, we intend to operate insurance agencies for the sale of insurance provided by third party carriers. As such, we did not feel it was appropriate to add a risk factor describing risks related to the property casualty insurance field. We have added language at page 54 to clarify that we intend to operate insurance agencies only. However, we have added risk factor disclosure on page 11 discussing our general risk-exposure in our banking business due to hurricanes.

We are dependent on the services of our management team, page 10

6.	Please include in this risk factor the absence of employment and non-compete agreements with these key employees.

We have revised our risk factor entitled “We are dependent on the services of our management team and the unexpected loss of key officers may adversely affect our operations” on page 10 to include the risks associated with the absence of employment and non-compete agreements with key employees.

Cautionary Note Regarding Forward-Looking Statements, page 14

7.	Please remove the reference to the Private Securities Litigation Reform Act of 1995. The safe harbor for forward-looking statements does not apply to initial public offerings.

We have removed the reference to the Private Securities Litigation Reform Act.

Use of Proceeds, page 15

8.	In the third paragraph, disclose the costs for opening each branch.

We have revised our disclosure on page 16 to include the estimated costs for opening each branch.

Price Range of our Common Stock and Dividends, page 16

9.	In the second paragraph of this section, you refer to various stock purchased for varying prices over the last few years. Please disclose at what price you repurchased your stock in 2003, as mentioned in the second paragraph on page 15.

We have revised our disclosure on page 17 to include the price at which we repurchased common stock in 2003. Further discussion of the circumstances surrounding such repurchase are included in the Management’s Discussion & Analysis discussion of noninterest expense on page 41.

Noninterest Income, page 29

10.	Please revise to explain how you determined that the transfer of loans by your Business Capital Group qualified for sales accounting treatment in accordance with SFAS No. 140.

In order to better explain this income statement caption, we have changed the caption from “Gain on Sale of Loans” to “Business Capital Group Loan Income” and revised our discussions on pages 30 and 40 and in our financial statements to document the two forms of revenue comprising this line item.

The income statement caption represents two forms of revenue generated from our Business Capital Group: premium income received from loans referred to an investor and closed in the name of the investor and income received as a result of the sale of loans to an investor funded by CapitalSouth Bank. Premium income represents fees paid directly to us by other lenders for assisting them in originating loans. At the time the loan closes in the name of the third party and with its funds, we earn our fee and have no further services to perform or obligations with respect to the loan originated. For the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003, and 2002, premium income received from loans referred to investors amounted to $622,397, $328,050, $649,507, $877,391, and $469,714, respectively and gains on sales of loans amounted to $17,878, $115,175, $150,419, $56,243, and $15,661, respectively.

For the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004 and 2003, we sold $215,400, $1,293,150, $1,713,150, and $688,350, respectively, in loans to investors funded by CapitalSouth Bank and recognized gain on sale as indicated above. These sales qualify for sales accounting treatment in accordance with SFAS No. 140 as we have “surrendered control over the transferred assets” within the definition set forth by SFAS No. 140 paragraph 9. These loans have been isolated from CapitalSouth and are beyond the reach of CapitalSouth in all respects. The investor purchasing the loan has the right to pledge or maintain effective control over the loans. There are no recourse provisions associated with the sale nor is servicing retained on the sold loans.

11.	Please revise your discussion here, on page 38 and in your financial statements to specifically state if you retain servicing on the loans sold to third parties. If you do retain servicing, please provide the disclosures required by paragraph 17(e) of SFAS No. 140.

We revised our discussions on pages 30 and 40 and in the financial statements to specifically state that we have not retained servicing on the loans sold to third parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Noninterest Expense, page 39

12.	Please briefly elaborate on the nature of the two litigation matters you refer to in the second paragraph of this section.

We have added a brief discussion of the two concluded litigation matters in 2003 as well as further mention of the nature of added legal costs in 2004 on pages 40 and 41.

Supervision and Regulation, page 72

13.	Please include a discussion of the Gramm-Leach-Bliley Act in this section.

We have revised our disclosure on pages 76 and 81 to specifically identify our discussion of the Gramm-Leach-Bliley Act.

Where you can find more information, page 88

14.	In the last sentence of the first paragraph, please update the SEC’s address. We have moved to 100 F Street, N.E., Washington, DC 20549.

We have revised our disclosure on page 91 to update the SEC’s address.

Consolidated Financial Statements

Summary of Business and Significant Accounting Policies, page F-7

(a)	Business and Principles of Consolidation

15.	On page 52 you disclose that you hold 14.9% of the common stock of Consumer National Bank, as well as a warrant to purchase an additional 5% of common stock. Please revise to disclose how you account for both your investment in the common stock of Consumer National Bank, as well as the stock purchase warrant.

We have revised our disclosure to state that the stock and warrant are carried at a cost of $500,000 and included as a component of other assets as it has no contractual maturity, has no quoted market value, and no ready market exists. We own less than 20% of the stock and have executed passivity commitments to the FRB providing that we will not exercise control over Consumer National Bank.

16.	Please revise your disclosures to state how you have considered the requirements of SFAS No. 131 in determining reportable segments.

The substantial portion of our revenue is currently derived from traditional banking products marketed primarily to small- to medium-sized businesses and their owners. Thus, because of either the homogenous nature of our business and customers or the modest scope of our current insurance agency, investment products and similar ancillary business lines, we do not generally utilize for overall management purposes financial information on product groups or targeted customers. While we operate banking offices in several different geographic markets, we believe that the aggregation criteria of SFAS No. 131 paragraph 17 are met that enable us to aggregate these banks into one single commercial banking operating segment. As with our business generally, in reviewing overall performance, we have determined that the nature of the products and services offered by each of these banks, the types of customers, methods used to distribute our services and the regulations governing each bank are sufficiently similar to aggregate these banks into one operating segment. We have revised our disclosure to discuss our consideration of the requirements of SFAS No. 131 in determining our reportable segments.

(j)	Derivative Financial Instruments and Hedging Activities, page F-9

17.	Please provide us with the following information regarding your interest rate swaps designated as fair value hedges of your FHLB advances:

•	the terms of both the hedged item and the hedging instrument;

•	the specific documented risk being hedged;

•	how you determined that these hedging relationships met all of the criteria of paragraphs 20-21 of SFAS No. 133 to qualify as fair value hedges;

•	whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy;

•	how you assess hedge effectiveness and measure hedge ineffectiveness; and

•	for any hedges for which you apply the short cut method of assessing hedge effectiveness, explain how you determined that such hedges met the conditions of paragraph 68 of SFAS No. 133 to qualify for such treatment.

The sentence concerning fair value hedges on page 49 of the initial Form S-1 filing was inadvertently included and erroneously contradicted the disclosure in footnote 15(e) and other notes to the unaudited financial statements. While the interest rate swaps we utilize serve as economic hedges, they do not currently qualify for hedge accounting under SFAS No. 133 and are therefore, for the periods presented, not designated as fair value hedges. We have revised the discussion of the same on pages 25 and 51 and our disclosures at F-9 and F-10 to more clearly state that these are not fair value hedges.

(n)	Stock Based Compensation Plans, page F-10

18.	You have disclosed that prior to this offering there has been no public market for your common stock. You have also stated that although your shares are currently traded in private transactions, such trades are not necessarily indicative of the value of such shares. Please tell us in detail and revise to briefly disclose how you determined the fair value of your common stock for purposes of recording stock compensation expense. If your IPO price is more than the estimated fair value on which compensation was measured, please explain the rationale supporting your estimate of fair value.

We generally utilize recent trades of stock between independent third parties, where we know of no special circumstances or conditions, in the determination of the fair value of our common stock. We have approximately 300 stockholders and what we consider ordinary, arms length transactions typically occur several times annually. Generally, these trades have been consistent with prices at which we have sold stock in offerings contemporaneous in time and have been within the general range of prices indicated by customary banking industry measures such as book value multiples and price to earnings ratios. During the nine months ended September 30, 2005, we did not grant any stock options. On October 1, 2005, we granted an option to purchase 3,000 shares of common stock at an exercise price of $15.25 per share to Fred Coble as part of his hiring package. In addition, we early adopted SFAS No. 123R effective July 1, 2005 and applied the modified retrospective method back to January 1, 2005. As such, no compensation expense related to option grants was recorded for the nine months ended September 30, 2005.

For options granted prior to January 1, 2005 and for determining compensation expense under APB 25, our practice has been to utilize recent trade history in order to evaluate share valuation. Because the options we have issued since 1996 have had a cashless exercise feature, they have been accorded variable accounting treatment as prescribed in FASB Interpretation No. 44. Consistent with this, management considered all trades known to it and for all of the annual periods presented in the Form S-1 a share value of $15 was utilized as all trades during 2002, 2003 and 2004 were at prices approximating $15.

We have expanded our Stock Based Compensation disclosure on page F-10 to state how we have determined fair value. In addition, we revised our disclosure on page 17 to state that, “ . . .our shares are infrequently traded in private transactions and these trades are not necessarily indicative of the value of our shares in this offering.” This statement is intended as a cautionary note, both with respect to inherent value and the fact that our offering price will be determined through negotiation, in light of an anticipated active trading market, with our underwriter rather than being based upon current private market trades. This is not intended to reflect on our historical method for determining fair value for stock compensation purposes.

19.

We note your disclosure on page 64 that your directors are paid in shares of stock in lieu of cash compensation for their service as directors. Please revise to disclose how you account for the issuance of shares to non-

employees and how you determine the value of such shares upon issuance.

We revised our disclosure on pages 67 and 68 to state how we account for the issuance of shares to non-employees and we also disclosed how we value the shares upon issuance. As addressed in paragraph 18 above, we generally utilize recent trades of stock between independent third parties in the determination of the fair value of our common stock.

The number of shares issued to directors was initially set in 1996 to be equal in estimated value to the cash fees that they would have been paid at that time. The number of shares has been periodically adjusted since that time. During the years ended December 31, 2004, 2003 and 2002 we issued 7,675, 5,725 and 6,420 shares of stock to directors and recorded expenses of $115,125, $85,875 and $96,300, based on an estimated fair value of $15. During the three month period ended September 30, 2005, we issued 2,984 shares of stock to directors and recorded expense of approximately $46,000 based on an estimated fair value of $15.25. We believe that $15.25 per share represents a reasonable approximation of value given a liquidity discount from the value range contemplated by this offering. Due to the small number of shares issued to directors during the third quarter of 2005 and in light of the estimated range presented by the underwriters, we concluded that any expense recorded utilizing a higher fair value (i.e. $18, the low end of the range presented by the underwriter) would not have a material impact on the financial statements.

(2)	Securities Available for Sale and Held to Maturity, page F-13

20.	Please revise your disclosure regarding your securities in an unrealized loss position to state that you have the ability and intent to hold the securities until maturity or a market price recovery, if true. Revise your discussion in the Management’s Discussion and Analysis section to discuss the impact this may have on your liquidity position, if any.

We updated our disclosure on page F-15 to state affirmatively that we have the ability and intent to hold the securities to maturity or a market price recovery. In addition, due to other sources of liquidity available to us, we feel that no revision to our liquidity position section of Management’s Discussion and Analysis is necessary. The amount of securities we classify as being held in the “hold to maturity” category is predicated upon what our anticipated ability to hold in such a manner and liquidity needs will be.

(13)	Earnings per share, page F-23

21.	Please revise your disclosure to provide the information required by paragraph 40(c) of SFAS No. 128. In addition, please explain to us the methodology you used to determine the amount of options that are antidilutive and therefore not included in diluted EPS.

We revised our disclosure on pages F-23 and F-34 to state affirmatively that we have no options that were issued and not included in the calculation of diluted EPS. In determining the amount of options that are antidilutive, we compare the exercise price of the options to the average market price of the common shares. There were no options issued that had exercise prices greater than the value of common shares determined in the manner described in paragraphs 18 and 19 above.

If you have any questions or require any further information with respect to the Pre-Effective Amendment No. 1 to Form S-1 or any other matters relating thereto, please telephone either the undersigned at the number set forth above, or Laura Parchman Washburn of this office at 205-521-8370.

Very truly yours,

J. Paul Compton, Jr.

Enclosures

cc:	W. Dan Puckett

Carol W. Marsh

Katherine Koops, Esq.

C. Matthew Lusco

D. Timothy Speegle